Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

Cheddar Interview Transcript – July 8, 2021

welcome back to cheddar’s opening bell and now we have to talk about nextdoor because the social media app for neighborhoods is planning to go public via spac the deal with khosla ventures acquisition values, the platform at 4.3 billion dollars. so first off what is next door it’s an app that allows users to organize local events alert neighbors of dangers and spread a local business postings now nextdoor will trade the ticker symbol kind joining me now is sarah friar ceo of next door and sarah why is next door going public via SPAC and not the traditional IPO route first of all why go public? number one we think we raise money right now we can really deploy it and in ROI effective way. We’ve been growing at a tremendous blip, particularly through the pandemic. Users grew 50% year over year last year. second we’re ready to be a public company. I’ve done this before the nextdoor is definitely ready to run that gauntlet of fire. and then 3rd and finally as the market ready for us and what we found that we tested the market both as an IPO and as a SPAC and that the market was saying yes. we’ve seen that in this outcome of a SPAC,great valuation, price certainty right now the deal getting to work with a partner it brings more than just capital to the table.

So i don’t know if you notice there says one out of 3 households in the u.s. use nextdoor it’s fairly big what are you planning to try to grow that worldwide on a global scale.

yes so today we’re in 11 countries. what we see in the u.s. is nextdoor is truly network business. the more people that join the platform, the richer the content. more engaged members are and so growth bigats growth. so we know first of all there’s just still quite a runway in the u.s. as i say everyone is a neighbor i would like that to be all households. outside the u.s. we’re beginning to build in many countries. uk where in one in 6 households. we know to bring that up to use only one in 3. canada is our youngest country and our fastest growing it’s been incredible to see canadian neighbors using the platform to particularly right now as they they look for vaccines. and of course we want to take this global next door should be a global platform. we know we resonate around the world and so it’s really more of when not an if we take the whole platform to a global stage.

now growing is just one portion but you know user engagement is massive. how are you tackling that.

Of course when people come nextdoor we need to make sure that we do the job that they’re looking for at that moment in time, sometimes it’s a really high utility moment, right there coming to look for something like a local plumber. maybe why they’ve moved to a new neighborhood and they want to know the best playground for their kids. sometimes they come because they’re looking for trusted information and so we work a lot with public agencies you know from the local fire department all the way up to FEMA. We actually did a lot of work this weekend down in florida for the tropical storm potentially hurricane coming in. but then becomes also a community that’s a big part of our purpose that’s why our ticker is kind because when people come they create connections online but take it into the offline world. we think that’s incredibly important to strengthen neighborhoods to make neighborhoods resilient and it’s a big part of our purpose.

and others also big thing is privacy so how are you dealing with you know privacy racial profiling and harassment i know that’s a big issue so how are you dealing with that.

yes so at its core nextdoor’s founded on trust. so unlike other platforms, we verify and confirm that you’re a real neighbor at a real address. We ask you to use your real name and your real picture. so we think that starts that moment of accountability and of course in local it is harder to be really toxic because those are people you’re going to bump into you maybe on the side of your kid’s soccer game. second we do use technology to slow people down so we’ve been willing to make tradeoffs on engagement to make sure that conversations stay respectful so we do things like kindness reminder working with behavioral scientists out of stanford. we recognize that if you slow people down and remind them that kindness is important. they actually typically will act better they still have those tough conversations. that’s important right nextdoor is not a thought bubble you’re with your neighbors, you can’t pick. but want you to do it in a way where you’re being respectful and hopefully remembering how to be kind even in tougher conversation. from a moderation perspective we use a lot of local moderators because we think the local contact is incredibly important.

That’s right and speaking of local, Nextdoor is huge for local businesses and advertising. are you doubling down on that what’s going on there.

yes the last couple years we really dug into businesses overall but as you said local businesses. and local businesses can go for literally the walmarts of the world, the CVS, mcdonalds all the way down the kind of mom and pop shop on the corner, coffee shop, the local plumber right. there’s a lot that goes on around your home, if you just take stock of it and in fact things like new movers nextdoor is the best platform for a new mover to get know their neighborhood find the local people that will help them get their house up and going. so yes we’ve been investing in making sure that local businesses can post to the platform. they can do a local deal they can sponsor part of the news feed. those are what we can monetize but it’s how those businesses get to their most important customers the people can literally walk in the door and spend money to put their business on a great track and lastly what are you looking forward most as the listing approaches.

so i think you know for us it’s a milestone, it’s actually not the destination. so i don’t know if i’m looking forward to something about the listing per say. I’m definitely excited to bring in those proceeds $686 million of gross proceeds because that is big fuel to the fire for nextdoor. we’ve proven that we are a business model where people want to come provide high utility we’ve seen in our growth through the last couple of years. now is definitely the time to add oxygen to that plane and really turn this platform into a global phenomenon which we know it can be.

sarah friar ceo of next door, thank you so much for spending time with us today

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Kholsa Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the

registration statement on Form S-4 and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, SPAC intends to file a proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The proxy statement will be sent to the stockholders of SPAC. SPAC and Target also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SPAC are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by SPAC and Target through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

SPAC and Target and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SPAC’s stockholders in connection with the proposed transaction. Information about SPAC’s directors and executive officers and their ownership of SPAC’s securities is set forth in SPAC’s filings with the SEC. To the extent that holdings of SPAC’s securities have changed since the amounts printed in SPAC’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.